July 30, 2009

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Andri Boerman

Division of Corporate Finance

Re:	Kopin Corporation Form 10-K for the year ended December 27, 2008

Dear Ms. Boerman,

This letter is in response to comments received in the letter dated June 30, 2009 (the “Letter”) from Mr. Jay Webb, Accounting Reviewer, to Mr. Richard A. Sneider, Chief Financial Officer of Kopin Corporation (“Kopin” or the “Company”). The Company has reviewed the comments and responses of the Company are set forth below in the numbered paragraphs in the order set forth in the Letter.

Form 10-K for the year ended December 27, 2008

Patents, Proprietary Rights and Licenses, page 11

1.	Tell us why you have not discussed the importance, duration and effect of your material license with the Massachusetts Institute of Technology, filed as exhibit 10.12 to your annual report on Form 10-K. Refer to Item 101(c)(1)(iv) of Regulation S-K. Also tell us why you have not filed as an exhibit your 2008 agreement to sell certain patents to a party that is attempting to sub-license the patents; in this regard, we note that over 10% of your revenues in the quarter ended March 28, 2009 are attributable to this agreement.

Response: In Item 1 “Business Patents, Proprietary Rights and Licenses” of the annual report on Form 10-K for 2008 (“2008 Form 10-K”) Kopin states:

“An important part of our product development strategy is to seek, when appropriate, protection for our products and proprietary technology through the use of various United States and foreign patents and contractual arrangements. We intend to prosecute and defend our proprietary technology aggressively. Many of our United States patents and applications have counterpart foreign patents, foreign applications or international applications through the Patent Cooperation Treaty. In addition, we have licensed United States patents and some foreign counterparts to these United States patents from MIT.”

Footnote 10 “Commitments,” on page 74 of our 2008 Form 10-K states:

“The Company has entered into various license agreements which require payment of royalties based upon a set percentage of product sales, subject in some cases, to certain minimum amounts. Total royalty expense approximated $20,000, $15,000 and $27,000, respectively, in fiscal years 2008, 2007 and 2006.”

Filing the license agreement as an exhibit provides the reader of the financial statements a more comprehensive understanding of the technologies under patent that Kopin has the rights to than a simple patent search would provide. Kopin’s current products do not utilize the technologies covered by the MIT patents and the annual minimum royalty expense for these patents, as disclosed above, have not had a material impact on the Company’s financial statements for the three fiscal years ended 2008 and the anticipated financial impact for 2009 is not expected to be material.

For the year ended 2008 no disclosure was made of the agreement to sell certain patents because the agreement had no impact on the Company’s results of operations, financial position or cash flow in 2008. The 7 patents were fully amortized and no cash consideration was received in connection with their sale. In addition, the Company had no indications that any material amounts would be received in the future with respect to the sale of such patents. In the 2009 Form 10-Q for the three months ended March 28, 2009, in footnote 7 “Other Assets and Amounts Due to / From Affiliates” and in the MD&A discussion, the Company disclosed the following:

“In fiscal year 2008 the Company entered into an agreement wherein it agreed to sell certain of its patents that it was no longer using, to a party who would attempt to sub-license the patents. Under the terms of the agreement the amount the Company would receive for the sale of the patents was a percentage of any license fees, after expenses, from the sublicense. In the three months ended March 28, 2009, the Company recorded $2.6 million of license fees from the sale of these patents.”

As stated above, any consideration the Company is to receive is based upon the sublicense fees the buyer is able to generate. The agreement has no minimum fees to be received or indication of when fees, if any, might be received. Beyond standard representations about the Company’s ownership of the patents sold, confidentiality provisions and indemnities in the event the Company’s representations were false, the agreement contains a right to buy back the patents if the buyer does not generate any sublicense fees within two years. On a qualitative basis, we believe that the disclosures made in the 2009 first quarter Form 10-Q reflect the material provisions in the agreement. On a quantitative basis, based on current estimates provided by the buyer the Company expects to generate approximately $6 million in income from the sale of these patents in 2009. We anticipate that all material sublicense agreements will be completed in 2009 and no further revenue will be received relating to these patents. The Company’s currently published revenue guidance is $90 to $110 million. Taking the midpoint the license fee revenue would represent 6% of total revenues. As a result of the above, the Company did not at the end of 2008 nor does it currently believe that the agreement relating to the sale of the patents is a material agreement of the Company.

Item 11. Executive Compensation, page 47

2.	We note that you disclose on pages 13 and 14 of the definitive proxy statement that you have incorporated by reference to your Form 10-K that the individual performance of your named executive officers was measured against goals and milestones. We do not see, however, a qualitative or quantitative discussion of these milestones and goals. In future filings, as applicable, please provide such disclosure pursuant to Items 402(b)(2)(v) and (vii) of Regulation S-K. Alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific milestones, please discuss in your future filings how difficult it would be for the executive or how likely it would be for the registrant to achieve these milestones.

Response: As discussed on pages 13 and 14 of the Company’s definitive proxy statement under the section 2008 Compensation, we provide tables which indicate the amounts the executive officers could have earned and what they did earn which provides the reader a relative qualitative measure of success against the goals. We comment that “(in) order to achieve the maximum goals the Company would have had to substantially exceed historical trends” to provide the reader a measure of the ease of obtaining the goals.

With respect to the 2009 incentive plan, we state on page 14 of the Company’s definitive proxy statement “…the Officers and eligible employees are eligible to earn incentive compensation if the Company achieves certain financial milestones, primarily revenue and operating income targets…” We further state

“(a) participant may earn his or her incentive compensation if the product line he or she works for meets its milestones even if the other product line does not meet its results. Corporate participants, including Drs. Fan and Choi and Mr. Sneider, will earn 50% of their incentive compensation based on the results of each product line...”

Kopin has two primary product lines, III-V products and Display products. As noted in Item 1A Risk Factors of the Company’s Form 10-K, one of its III-V customers, Skyworks Solutions, represented 36%, 26% and 20% of total revenues for the fiscal years ended 2006, 2007 and 2008, respectively. Please note these percentages are 49%, 31% and 29% of total revenues for the fiscal years ended 2006, 2007 and 2008 if sales to AWSC, a foundry for Skyworks as discussed in our Form 10-K, are included. As a percentage of the Company’s III-V revenues Skyworks represented 70%, 70% and 80% for the fiscal years ended 2006, 2007 and 2008, respectively. We believe providing detailed incentive plan targets in the definitive proxy statement would negatively affect our ability to negotiate prices with Skyworks. For future filings we will review alternative methods of disclosure to provide the reader with a more comprehensive understanding of the degree of difficulty in achieving the goals. We anticipate that the disclosures will provide guidance which will indicate the required percentage increase over the prior year’s results that the participant will have to achieve in order to earn the different levels of incremental compensation. As an example, the future disclosure could provide:

The table below shows examples of what the Officers may be eligible to earn under the 2010 Incentive Plan. Column A is the approximate cash amount if the minimum milestones are achieved, column B shows the approximate maximum cash incentive amounts that will be paid if all milestones are achieved, column C shows the number of shares of the Company’s common stock which can be earned if all milestones are achieved and column D is an estimate of the total compensation an Officer could earn if all milestones are achieved. In order to earn the amounts in Column A, the III-V product line managers will have to increase revenues by XX% and earning metrics by XX% over the 2009 results and the display product line managers will have to increase revenues by XX% and earning metrics by XX% over the 2009 results. In order to earn the amounts in Column D, the III-V product line managers will have to increase revenues by XX% and earning metrics by XX% over the 2009 results and the display product line managers will have to increase revenues by XX% and earning metrics by XX% over the 2009 results. Corporate manager’s incentive amounts, as discussed above, are based on the results of the III-V and display product line results.

1. Summary of Significant Accounting Policies, page 56

Stock-Based Compensation, page 60

3.	We note on page 34 that during 2006, 2007 and 2008 you elected to make awards of restricted shares that contain certain performance conditions. Please disclose the significant terms of the restricted share awards and include your accounting policy for those awards in future filings. Provide us with your proposed disclosure.

Response: As requested by the Staff, the Company, in future filings, will revise its Summary of Significant Accounting Policies in a manner similar to the following:

Stock-Based Compensation

The fair value of stock option awards is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. There were no stock options granted in fiscal years 2008, 2007, 2006. The fair value of nonvested restricted common stock awards is generally the market value of the Company’s equity shares on the date of grant. The nonvested common stock awards require the employee to fulfill certain obligations, including remaining employed by the Company for one, two or four years (the vesting period) and in certain cases meeting performance criteria. The performance criteria primarily consist of the achievement of the Company’s annual incentive plan goals. For nonvested restricted common stock awards which solely require the recipient to remain employed with the Company, the stock compensation expense is amortized over the anticipated service period. For nonvested restricted common stock awards which require the achievement of performance criteria, the Company reviews the probability of achieving the performance goals on a periodic basis. If the Company determines that it is probable that the performance criteria will be achieved, the amount of compensation cost derived for the performance goal is amortized over the service period. If the performance criteria are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. The Company recognizes compensation costs on a straight-line basis over the requisite service period for time vested awards. For awards that vest based on performance conditions, the Company uses the accelerated model for graded vesting awards.

3. Other Assets and Amounts Due To/Due From Affiliates, page 63

Non-Marketable Securities – Equity Method Investments, page 64

4.	We note from disclosure herein and at page 13 that you have a 40% interest in Kopin Taiwan Corporation (KTC) at December 27, 2008. We also note that your investment in KTC is being accounted for under the equity method of accounting. Given the size of your equity in the losses in KTC and the magnitude of loan write-offs and bad debt reserves related to that investment for the period ended December 27, 2008, please tell us how you concluded that audited financial statements of KTC were not required pursuant to Rule 3-09 of Regulation S-X. Please provide us with the investment and income significance tests outlined at Rule 1-02(w) of Regulation S-X as of and for the year ended December 27, 2008 for KTC.

Response: The investment and income significance tests outlined at Rule 1-02(w) of Regulation S-X as of and for the year ended December 27, 2008 for KTC are set forth below. Based on these tests, the Company determined that audited financial statements of KTC were not required pursuant to Rule 3-09 of Regulation S-X.

Rule 3-09 requires us to compare for purposes of the income significance test our equity earnings to the Company’s pre-tax income. Our equity earnings recorded in accordance with generally accepted accounting principles, as discussed below, did not include loan write offs or bad debt reserves. The write-off of the loans and the bad debt expense were included in the Statement of Operations in the lines entitled, “Impairment on loans to unconsolidated affiliate” and in the “Selling, general and administration,” respectively. Based on the application of Rule 3-09, the income and investment tests did not exceed 20%. In applying the guidance, the Company also considered the guidance in Section 2410, Measuring Significance of Equity Method Investees Under S-X 3-09 in the Division of Corporation Finance Financial Reporting Manual. The income and investment tests performed by the Company are as follows:

Income test: 18.720%

Equity loss of KTC	$786,770	(A	)
Pretax income from continuing operations before equity (earnings) loss and minority interest	$5,142,838	(B	)
Adjusted for equity loss in KoBrite (non-tested subsidiary)	$(256,929)	(C	)
Adjusted for minority interest in income of subsidiary	$(683,153)	(D	)
Adjusted pretax income from continuing operations	$4,202,756
Income test =	18.720%

Investment test: 0%

Investment balance	$0	(C	)
Total assets	$159,677,495
Investment test =	0%

LEGEND:

(A)	Amount recorded in our 2008 financial statements was $824,276. The actual computed amount is $786,770 based on final KTC financial information. We did not adjust the financial statements for the difference as the amount was inconsequential.

(B)	Using computational guidance in note 1 to Rule 1-02(w) we have excluded the equity loss of KTC from the pretax income from continuing operations of Kopin since Kopin has income and KTC has losses.

(C)	See Note 3 on page 64 of 2008 Form 10-K

(D)	This amount reflects the minority interest in the income of subsidiary on a post-tax basis per our financial statements. The pre-tax minority interest in the income of subsidiary is $781,907.

The equity losses in KTC used in the calculation were determined by Kopin by applying APB 18 “The Equity Method of Accounting for Investments in Common Stock.” We computed our equity in the losses of KTC based on the Company’s ownership percentage. We considered the guidance in EITF 02-18 “Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition.” We concluded that since we believe that fair value was received for the loans (the loans were collateralized by equipment) and no increase in ownership occurred, we were not funding previously unrecorded equity losses and therefore no additional equity method losses were recorded. We also applied the guidance under EITF 98-13 “Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee,” paragraph 5 which requires the application of FAS 114 and 115 after the application of APB 18. Accordingly, we recorded the write-down of the loans as an impairment of the loan in our financial statements as a separate line item and not an equity loss of KTC. Consistent with our conclusion under EITF 02-18 that the loan was made for fair value consideration, we did not consider the loans additional investments or advances.

We have provided the required disclosure under S-X Rule 4.08(g) of Regulation S-X in note 3 of the financial statements included in the 2008 Form 10-K. We believe the combination of our disclosures in Note 3 of our 2008 Form 10-K regarding the loan write-off and liquidity issues KTC was experiencing and the 4.08(g) disclosures provide the reader of the financial statements with a comprehensive analysis of KTC’s impact on the Company.

5. Stockholders’ Equity and Stock-Based Compensation, page 66

5.	We note on page 67 that you have approximately 500,000 shares of common stock available for issuance under your stock award plans, yet we note you have 5,794,157 exercisable stock options at the end of fiscal 2008. Please explain to us and revise your disclosure in future filings to disclose why the number of common stock shares available for issuance is less than the number exercisable.

Response: The approximate 500,000 shares of common stock available represent the number above the 5,794,157 which could be issued for additional equity awards. We will clarify in future filings.

6.	Also in this regard, please provide all required disclosures described in paragraph A240 (a) of SFAS 123(R) for both your stock options and restricted share awards in future filings.

Response: Please see the response to comment 3 above which outlines the disclosures that the Company plans to include in future filings.

Index to Exhibits, page 80

7.	We note your disclosure on page 9 that revenues attributable to customer Skyworks Solutions exceeded 20% of your total revenues during each of the past three fiscal years, and that you have extended your contract with Skyworks until July 2010. Please file the contract pursuant to Item 601(b)(10) of Regulation S-K or provide us with a detailed legal analysis as to why such filing is not required.

Response: Whether an agreement is a “material contract” required to be filed as an exhibit to a periodic report, such as a Form 10-K, is identified in Item 601 of Regulation S-K. Item 601 of Regulation sets forth in pertinent part that a material contract is:

“Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”

Furthermore, Item 601(b)(10)(ii) states that if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the of the specifically enumerated categories. Specifically, Item 601(b)(10)(ii)(B) states:

“Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent”

As a result, agreements which are entered into in the ordinary course of business, such as purchase orders or similar agreements containing standard terms, or agreements upon which Kopin is not substantially dependant, are not “material contracts” as defined under Item 601.

We note that the Skyworks Solutions consignment contract is not a “material contract” since it was entered into in the ordinary course of business and is substantially similar to consignment agreements that Kopin has entered into with other customers. The reason the Company disclosed the Skyworks Solutions contract is that although other consignment contracts have indemnity clauses, only the Skyworks contract specifies a maximum dollar amount, $40 million. This limited variation to the standard consignment contract is fully described in Footnote 10 to our financial statements and for your convenience is also copied below.

Additionally, we respectfully note that we are not “substantially dependant” upon the Skyworks Solutions contract and that the contract does not govern the sale of the “major part” of our products. Sales of our products to Skyworks Solutions represented 20%, 26% and 36% of our total revenues for fiscal years 2008, 2007 and 2006, respectively, which is not the “major part” of Kopin’s revenues. Although, as noted above, as a percentage of III-V revenues Skyworks Solutions represented 70%, 70% and 80% for the fiscal years ended 2006, 2007 and 2008, respectively, this is only a majority of one product line, which itself is less than a majority of Kopin’s revenues.

2008 Form 10-K Footnote 10. Commitments “In July 2008, the Company amended a purchase and supply agreement with a significant HBT customer that now expires in July 2010, excluding a last time buy option contained in the agreement. Under the terms of this agreement, the Company agreed to maintain capacity levels for manufacturing HBT wafers and the Company committed to a pricing schedule under certain circumstances. The agreement also requires the Company to give prior notice if the Company exits its HBT product line. In consideration for this agreement the customer agreed to source 100% of its HBT wafer needs from the Company subject to the customer’s right to source HBT wafers from other sources if the Company is unable to meet their requirements under certain circumstances. The Company agreed that failure to meet its supply obligations under the agreement would allow the Company’s customer to obtain court ordered specific performance and if the Company does not perform it could then be liable for monetary damages up to a maximum of $40.0 million. To date the Company has met its commitments under this agreement.”

Similar disclosures are made in Market and Customers under Item 1 and Item 1A Risk Factors. We believe we have disclosed the essential terms of the agreement and the risks and liabilities the contract imposes on the Company.

Form 10-K/A for the year ended December 27, 2008

8.	We noted from the explanatory note herein that the amendment to Kopin Corporation’s 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2009, is made to include the unaudited 2008 financial statements of KoBrite Corporation. However, you have not disclosed why audited financial statements are not required for that period. With a view towards revised disclosure in future filings, please explain the basis for your conclusions that unaudited financial statements of the KoBrite financial statements for 2007 and 2008 are appropriate. Please refer to Rule 1-02(w) of Regulation S-X and provide us with the income and investment tests for KoBrite Corporation as of and for each reported period.

Response: The requested calculations under Rule 1-02(w) of Regulation S-X are below for the years ended 2008, 2007 and 2006. As the tests show audited financial statements were required for the year ended 2006 and such audited financial statements were included in the Company’s Form 10-K filing for such year. For the two subsequent years the tests were not met and audited financial statements were not required. Further, the Company does not expect the test to be met for the 2009 fiscal year.

The income and investment tests performed by the Company are as follows:

Income test:	2008 = 6.9%

2007 = 4.5%

2006 = 24.5%

	2008	2007	2006
Equity loss of KoBrite	$256,929	$274,577	$593,911	(B	)
Pretax income (loss) from continuing operations before equity (earnings) loss and minority interest	$5,142,838	$(5,778,767)	$(2,729,017)	(A	)
Adjusted for equity loss in KTC (non-tested subsidiary)	$(786,770)	$0	$0	(D	)
Adjusted for minority interest in (income) loss of subsidiary	$(683,153)	$(312,333)	$306,543	(C	)
Adjusted pretax income (loss) from continuing operations	$3,672,915	$(6,091,100)	$(2,422,474)
Income test =	6.9%	4.5%	24.5%

Investment test:	2008 = 2.3%

2007 = 2.4%

2006 = 2.6%

	2008	2007	2006
Investment balance	$3,639,638	$3,896,567	$4,171,144	(B	)
Total assets	$159,677,495	$161,053,977	$161,413,318
Investment test =	2.3%	2.4%	2.6%

LEGEND:

(A)	Using computational guidance in note 1 to Rule 1-02(w) we have excluded the equity loss of Kobrite from the pretax income from continuing operations of Kopin in 2008 since Kopin has income and Kobrite has losses. We have included the equity loss of Kobrite in pretax loss from continuing operations of Kopin in 2007 and 2006 as both Kopin and Kobrite have losses.

(B)	See Note 3 on page 64 of 2008 Form 10-K

(C)	This amount reflects the minority interest in the income of subsidiary on a post-tax basis per our financial statements. The pre-tax minority interest in the (income) loss of subsidiary was $(781,907), $(390,416), and $306,543 in 2008, 2007 and 2006, respectively.

(D)	See Legend note (A) of response to comment letter question #4 for 2008.

9.	Similarly, please explain your conclusion that although the unaudited consolidated financial statements of KoBrite Corporation for fiscal 2007 and 2008 were prepared in conformity with accounting principles generally accepted in the Republic of China, the reconciliations of consolidated net loss and stockholders’ equity under ROC GAAP to US GAAP were not required. Please refer to Item 17 of Form 20-F.

Response: The Company did not believe that reconciliation to US GAAP was required for fiscal years 2007 and 2008 because significance does not exceed 30%. We relied on the guidance under Form 20-F Item 17( c) (2) (vi) which states that audited financial statements are not required if “(i)ssuers that prepare financial statements on a basis of accounting other than U.S. generally accepted accounting principles that are furnished for a less-than-majority-owned investee pursuant to §210.3-09 of this chapter may omit the disclosures specified by paragraphs (c)(2)(i), (c)(2)(ii) and (c)(2)(iii) of this Item if the first and third conditions specified in the definition of a significant subsidiary in §210.1-02(v) of this chapter do not exceed 30 percent.” The calculations supporting this determination are included in the response to comment 8 above.

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosures in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/    Richard A. Sneider

Richard A. Sneider

Chief Financial Officer

cc:	Ms. Andri Boerman, Division of Corporate Finance

Via Facsimile 703-813-6985